Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RECORD RESULTS FOR THE SECOND QUARTER 2017

Added 30,000 subscribers in the quarter leading to record revenue of $58.5 million

AZOUR, Israel – August 16, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2017.

Highlights of the Second Quarter of 2017
•	Net subscribers adds in the quarter amounting to 30 thousand;
•	Revenue of $58.5 million, up 19% year-over-year;
•	Gross margins of 51.6% and operating margins at 24.2%;
•	Net profit of $10.4 million, up 37% year-over-year;
•	Generated $14.1 million in operating cash flow;
•	Dividend of $5 million declared for the quarter;

Second Quarter 2017 Results
Revenues for the second quarter of 2017 were $58.5. million, representing an increase of 19% from revenues of $49.3 million in the second quarter of 2016. 71% of revenues were from location based service subscription fees and 29% were from product revenues.

Revenues from subscription fees increased by 18% over the same period last year. The growth was driven primarily due to the increase in the subscriber base, which expanded from 1,012,000 as of June 30, 2016, to 1,112,000 as of June 30, 2017.

Product revenues increased by 21% compared with the same period last year.

Gross profit for the second quarter of 2017 was $30.2 million (51.6% of revenues), an increase of 19% compared with $25.5 million (51.7% of revenues) in the second quarter of 2016. The gross margin in the quarter on subscription fees improved to 66.9% compared with 65.8% in the same period last year. The gross margin in the quarter on products was 13.6% compared with 16.0% in the same period last year. The lower margin on products was due to the mix of product sales in the quarter.

Operating profit for the second quarter of 2017 was a record $14.2 million (24.2% of revenues), an increase of 19% compared with an operating profit of $12.0 million (24.3% of revenues) in the second quarter of 2016.

During the quarter, share in affiliates, net was an income of $0.5 million versus a loss of $0.6 million in the same quarter of last year.  The improvement was due to a positive contribution from Ituran's joint venture in Brazil, Ituran Road Track.

EBITDA for the quarter was a record $17.4 million (29.7% of revenues), an increase of 17% compared to an EBITDA of $14.8 million (30.1% of revenues) in the second quarter of 2016.

Net profit was a record $10.4 million in the second quarter of 2017 (17.9% of revenues) or fully diluted EPS of $0.50, an increase of 37% compared with a net profit of $7.6 million (15.5% of revenues) or fully diluted EPS of $0.36 in the second quarter of 2016.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Cash flow from operations for the quarter was $14.1 million.

As of June 30, 2017, the Company had net cash, including marketable securities, of $28.6 million or $1.36 per share. This is compared with $31.5 million or $1.50 per share as at December 31, 2016.

Dividend
For the second quarter of 2017, a dividend of $5 million was declared in line with the Company's stated current policy of issuing at least $5 million as a dividend on a quarterly basis.

Management Comment
Eyal Sheratzky, Co-CEO of Ituran said, "Our second quarter 2017 results were at record levels in most respects. We demonstrated particularly strong subscriber growth above the higher-end of our typical range. The ongoing expansion in our subscriber base drove a strong increase in subscription revenues in the quarter. Out growth is built on ongoing demand and interest in our services and solutions. In Brazil in particular, we saw a strong return to growth. Our JV in Brazil, IRT also continues to perform well and positively contributed to our results."

Added Mr. Sheratzky, "We recently signed joint venture agreement with a large automotive supplier, Lumax Technologies, in order to expand sales into the Indian market. This new joint-venture agreement, gives Ituran access to a phenomenal market with over 200 million registered cars, where the telematics industry is still in its infancy. As we have shown in Brazil, we can successfully enter new markets, leveraging our technology and building a long-term growth engine, with the goal of ultimately establishing ourselves as market leaders."

Conference Call Information

The Company will also be hosting a conference call later today, August 16, 2017 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0644
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,500 employees worldwide, with offices in Israel, Brazil, Argentina, India and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft / Gavriel Frohwein ituran@gkir.com GK Investor Relations (US) +1 646 688 3559

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ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of June 30, 2017

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of June 30, 2017

ITURAN LOCATION AND CONTROL LTD.
 CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2017	2016

Current assets
Cash and cash equivalents	27,116	31,087
Investment in marketable securities	1,456	398
Accounts receivable (net of allowance for doubtful accounts)	41,636	33,865
Other current assets	41,100	35,522
Inventories	17,267	14,351
	128,575	115,223

Long-term investments and other assets
Investments in affiliated companies	16,553	11,975
Investments in other companies	1,195	85
Other non-current assets	1,928	1,515
Deferred income taxes	2,171	2,280
Funds in respect of employee rights upon retirement	9,061	7,868
	30,908	23,723

Property and equipment, net	36,682	35,644

Intangible assets, net	23	23

Goodwill	3,746	3,406

Total assets	199,934	178,019

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2017	2016

Current liabilities
Credit from banking institutions	3	3
Accounts payable	20,529	18,624
Deferred revenues	12,613	10,762
Other current liabilities	27,594	26,738
	60,739	56,127

Long-term liabilities
Liability for employee rights upon retirement	13,406	11,751
Provision for contingencies	432	435
Deferred revenues	1,462	1,034
Other non-current liabilities	577	501
	15,877	13,721

Stockholders' equity	116,266	102,229
Non-controlling interests	7,052	5,942
Total equity	123,318	108,171

Total liabilities and equity	199,934	178,019

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2017	2016	2017	2016

Revenues:
Location-based services	81,437	67,507	41,698	35,352
Wireless communications products	34,208	28,946	16,836	13,902
	115,645	96,453	58,534	49,254

Cost of revenues:
Location-based services	27,305	23,327	13,814	12,106
Wireless communications products	30,077	23,871	14,538	11,683
	57,382	47,198	28,352	23,789

Gross profit	58,263	49,255	30,182	25,465
Research and development expenses	1,768	1,401	986	726
Selling and marketing expenses	6,278	4,934	3,450	2,556
General and administrative expenses	22,391	19,525	11,629	10,254
Other income, net	(143)	(66)	(55)	(23)
Operating income	27,969	23,461	14,172	11,952
Financing income, net	841	838	352	770
Income before income tax	28,810	24,299	14,524	12,722
Income tax expense	(8,444)	(7,052)	(3,868)	(3,837)
Share in gains (losses) of affiliated companies, net	4,489	(1,307)	489	(615)
Net income for the period	24,855	15,940	11,145	8,270
Less: Net income attributable to non-controlling interests	(1,415)	(1,208)	(692)	(637)
Net income attributable to the Company	23,440	14,732	10,453	7,633

Basic and diluted earnings per share attributable to Company's stockholders	1.12	0.70	0.50	0.36

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.
STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2017	2016	2017	2016

Cash flows from operating activities
Net income for the period	24,855	15,940	11,145	8,270
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	6,467	5,507	3,239	2,896
Gains in respect of trading marketable securities	(67)	(68)	(37)	(34)
Increase in liability for employee rights upon retirement	488	713	192	342
Share in losses (gains) of affiliated companies, net	(4,489)	1,307	(489)	615
Deferred income taxes	220	(1,744)	109	(1,052)
Capital gains on sale of property and equipment, net	(61)	(17)	(31)	(7)
Increase in accounts receivable	(5,517)	(7,078)	(2,302)	(509)
Increase in other current assets	(5,811)	(5,309)	(1,675)	(2,079)
Increase in inventories	(1,464)	(148)	(599)	(180)
Decrease in accounts payable	1,487	2,906	2,630	426
Increase in deferred revenues	2,236	2,382	1,151	1,027
Increase (decrease) in other current liabilities	(1,068)	675	804	(73)
Net cash provided by operating activities	17,276	15,066	14,137	9,642

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(363)	(247)	(244)	(24)
Capital expenditures	(6,749)	(4,900)	(3,993)	(2,689)
Investment in marketable securities	(3,189)	(344)	(1,761)	-
Investment in affiliated companies	(97)	(3,924)	-	(2,516)
Sale of marketable securities	2,119	1,858	940	-
Investment in other companies	(1,061)	-	-	-
Deposit	38	52	36	115
Proceeds from loans to affiliated companies	562	-	562	-
Proceeds from sale of property and equipment	181	99	115	9
Net cash used in investment activities	(8,559)	(7,406)	(4,345)	(5,105)

Cash flows from financing activities
Short term credit from banking institutions, net	(7)	(146)	(406)	6
Dividend paid	(12,581)	(9,749)	(8,388)	(6,629)
Dividend paid to non-controlling interests	(752)	(617)	(39)	-
Net cash used in financing activities	(13,340)	(10,512)	(8,833)	(6,623)

Effect of exchange rate changes on cash and cash equivalents	652	1,284	(453)	722

Net increase (decrease) in cash and cash equivalents	(3,971)	(1,568)	506	(1,364)
Balance of cash and cash equivalents at beginning of period	31,087	27,016	26,610	26,812
Balance of cash and cash equivalents at end of the period	27,116	25,448	27,116	25,448

Supplementary information on investing activities not involving cash flows:

In May 2017, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in July 2017.